UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Re:  For the period ended December 31, 2009

COMMISSION FILE NUMBER: 000-22216

CANADIAN ZINC CORPORATION

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

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If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE December 18, 2009

VATUKOULA GOLD MINE QUARTERLY OPERATIONS UPDATE

Vancouver, British Columbia, December 18, 2009 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) reports that Vatukoula Gold Mines plc has announced an operational update from its wholly-owned Vatukoula Gold Mine for the quarter ended November 30, 2009.

Vatukoula has announced that gold production from the Vatukoula mine for the quarter ended November 30, 2009 was 12,227 ounces, an increase from production in the previous quarter of 7,444 ounces.  Gold sales for the quarter were 8,826 ounces, up from 6,617 in the previous quarter.

Vatukoula Gold Mines plc (“VGM”) is a UK company, listed on the AIM Market of the London Stock Exchange, which owns and operates the Vatukoula Gold Mine located in Fiji. Canadian Zinc holds 628 million shares of VGM representing approximately 17.2% of VGM’s shares.

The following information and commentary has been derived from VGM news releases dated December 14 and December 17, 2009.

	Sept 2009 Nov 2009 Q1	June 2009 Aug 2009 Q4	12 Months to 31 Aug 2009
Underground Mining / Sulphide Processing
Ore mined (t)	45,105	43,705	212,029
Average grade	8.34	7.57	7.59
Ore delivered (t)	43,406	45,310	188,344
Sulphide head grade (g/t)	8.63	4.93	6.28
Oxide Plant
Ore delivered (t)	43,899	32,095	32,095
Oxide head grade (g/t)	1.93	1.78	1.78
Total
Development (metres)	1,664	1,682	5,755
Ore processed (t)	86,329	77,405	220,439
Average ore head grade (g/t)	5.29	3.63	6.27
Recovery (%)	84%	82%	75%
Gold recovered * (oz)	12,227	7,444	33,757
Gold shipped (oz)	8,826	6,617	33,246
* includes gold which has been partially processed during in the period but not as doré product which has been processed but not shipped

Operations Update:

Gold production for the quarter exceeded expectations mainly due to the higher grade material mined from underground.  The higher grade of ore delivered was partly due to the recently implemented drilling campaign to improve the knowledge of the near term production stopes and an increased priority on mine planning.

During the quarter the mine increased daily production to over 500 tonnes per day.  Underground production for the period increased to 45,105 tonnes, with an average mine grade of 8.34 grams of gold per tonne.  The introduction of some of the planned new underground fleet had a positive impact on production in the form of consistent underground mining on a daily basis.

The higher grade of ore mined resulted in a lower than expected cash cost per ounce for the quarter, which was reported at US$584/oz down from US$1,111 in the previous quarter. However VGM cannot guarantee that the mine will continue to encounter high grades and therefore may not be able to maintain these lower cash cost levels.

VGM has stated that these positive results are due to pursuing its stated strategy of capital investment to bring this gold mine back up to its full production capacity. The quarterly results indicate progress in returning the mine to historical operating levels.  Difficulties with equipment availability are gradually being overcome. Detailed mine planning has been introduced, including increased underground exploration drilling. A number of new drilling units have been ordered to assist in accelerating this program.

Milling Operations:

A total of 43,406 tonnes of underground ore was milled at a grade of 8.63 grams gold / tonne.  The Oxide circuit continued to perform above forecasts.  During the quarter 43,899 tonnes of oxide material at a grade of 1.93 grams of gold / tonne were treated.

Overall the plant had recoveries of 84%, consistent with the previous quarter.

Towards the end of the quarter the Vatukoula Treatment Plant was affected by a break-down of the Fluidised Bed Roaster. VGM reports that the Roaster was shut down and overhauled and a number of components were upgraded, modified and repaired.  The Roaster is now operating satisfactorily.

This break-down in the Roaster caused a build up of gold-in-circuit in the Plant which resulted in a delay in producing gold doré but no loss of gold recovered.  The gold-in-circuit is expected to be reduced to normal levels in the following quarter.

Power:

The Vatukoula power plant experienced a number of failures which led to a shortage of power during part of the quarter.  One of the key generators, which had been completely rebuilt as part of the ongoing refurbishment program, was restarted but suffered a failure within the first few hours of operation.  An outside power generating company was commissioned to supply the mine with a reliable source of power.  The new units were installed and operational within three weeks, and are currently providing over half of the power requirements on a more reliable basis and at a slightly lower operating cost.  VGM continues to seek alternate means to reduce the power cost, including discussions with several parties in relation to the provision of power from bio-fuel alternatives available in Fiji.

Fijian Government Trust Deed:

On December 7th, 2009 Vatukoula Gold Mines Ltd. (Fiji) signed a Social Assistance Deed and Fiscal Agreement with the Minister for Lands and Mineral Resources of the Republic of Fiji. This Deed provides the VGM with a number of fiscal concessions in return for VGM supporting the Social Assistance Trust for the Vatukoula community. The Trust Deed formalizes a number of key concessions and exemptions to VGM’s 100% owned subsidiary Vatukoula Gold Mines Ltd. in Fiji, as well as establishing the Social Assistance Trust.

The Social Assistance Trust will support those members of the Vatukoula community who were previously employed at the mine at the time of the mine closure in December 2006, but who have not been able to find employment.

Vatukoula Gold Mines Ltd. will provide a total of Fijian $6.0 million (US$3.23 million), payable over 5 years to the fund, with the first amount of Fijian $1.5 million (US$0.78 million) payable on the March 8, 2010, and the balance in equal installments over 4 years on the anniversary of completion.

The concessions granted to Vatukoula Gold Mines Ltd. are as follows:

▪	a concession on the importation of automotive diesel oil and industrial diesel fuel in relation to the operation of the Mine and all vehicles for the operations at the gazetted rate;
▪ an exemption on the payment of export tax for a period of 5 years;
▪	an exemption on the payment of fiscal duties for all plant equipment machinery and motor vehicles and other importations in relation to the mine, for a period of 3 years from May 14 2009;
▪	an exemption on the payment of Import Excise Duty for a period of 3 years from May 14 2009;
▪ an exemption on the payment of Corporation tax for a total of 5 years; and
▪ the acceleration of depreciation provisions.

VGM Outlook:

Detailed mine planning has budgeted for the build up of gold production over the current year to August 31, 2010, which, when supplemented with the VGM’s oxide production, results in a targeted production of 60,000 ounces of gold for the year ending August 2010.  VGM believes that it has the resources available to achieve a targeted rate of in excess of 100,000 ounces of gold per annum by the beginning of the calendar year 2011.  This rate of production should lower ongoing cash costs per ounce (assuming an oil price of $80 / barrel) to less than US$ 600 / ounce.

About Vatukoula Gold Mines plc:

Vatukoula Gold Mines plc is a UK company, listed on the AIM Market of the London Stock Exchange, which currently owns and operates the Vatukoula Gold Mine located in Fiji.

The Vatukoula Gold Mine has an operational history of over 70 years during which time it is reported to have produced some seven million ounces of gold and over two million ounces of silver from the treatment of around 22,500,000 tonnes of ore.  Production at the mine was suspended by the previous owners in 2006.

VGM acquired the Vatukoula Gold Mine in April 2008 and has since then re-established gold mining operations.  Current planning is to restore mine operations to a rate of 110,000 ounces per year.  VGM has reported that the Mine has a Proven and Probable Reserve of 858,000 ounces of gold and a Measured, Indicated and Inferred resource of 5.15 million ounces of gold. (These reserve and resource figures have been prepared in accordance with the JORC reporting standards and are not in compliance with National Instrument 43-101).  VGM has no forward gold sales and no bank debt.
For further information:  www.vatukoulagoldmines.com

About Canadian Zinc:

Canadian Zinc holds 628.6 million shares of VGM representing approximately 17.2% of VGM’s outstanding shares.

The Company’s principal focus is its efforts to advance the Prairie Creek Mine, a zinc/lead/silver property located in the Northwest Territories of Canada, towards production. The Prairie Creek Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

Cautionary Statement - Forward Looking Information
This press release contains certain forward-looking information, including, among other things, estimates relating to production volumes and related costs of production at the Vatukoula Gold Mine.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, future production and sales volumes at the Vatukoula Gold Mine, the timing and availability of capital equipment, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors
The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com

EXHIBIT LIST

99.1	News Release – December 23, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date: January 13, 2010	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman